Exhibit 99.12

Assets Transfer Agreement

Party A:	Henan Pingdingshan Hongli Coal and Coke Co., Ltd.

Party B:	Pingdingshan Rural Credit Cooperative Union

In view of preparation by Pingdingshan Rural Credit Cooperative Union to transfer assets, Parties A and B, on the basis of sincerity and reciprocity, agree as follows:

1.	Party B shall transfer assets under its management publicly through assessment, bidding, listing and auction. The total value is approximately RMB 0.12 billion (actual value to be determined by assessment).

2.	Party B agrees to Party A participating at the auction, and Party A has had such right since its payment of a security deposit of RMB 20million to Party B prior to March 1, 2013. The auction is now extended to December 31, 2013, with the actual date to be notified separately.

3.	If Party A wins the bidding, the security deposit that Party A prepaid shall be applied against the purchase price of the auctioned assets (subject to the real auctioned price). If Party A does not win, Party B shall return the prepaid security deposit of Party A before December 31, 2013.

4.	This agreement is deemed a part of, and has the same legal effect as, the Asset Transfer Agreement entered into on January 26, 2013. This agreement shall be made in two copies, with the parties holding one each. This agreement shall take effect upon the signing of the parties’ representatives and seal.

5.	Any matters not discussed herein shall be resolved through consultation by the parties.

Party A	Party B

[seal of Henan Pingdingshan Hongli Coal and Coke Co., Ltd.]	[seal of Pingdingshan Rural Credit Cooperative Union]

/s/ Fan Jiangong	/s/ Gao Xinqiang

September 18, 2013